UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Trane Technologies plc
(Exact name of registrant as specified in its charter)

Ireland	001-34400	98-0062632
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

170/175 Lakeview Dr. Airside Business Park Swords, Co. Dublin Ireland	N/A
(Address of principal executive offices)	(Zip Code)

Keith Sultana
Senior Vice President, Supply Chain & Operational Services
Trane Technologies plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland
+(353) (0) 18707400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Trane Technologies plc (formerly known as Ingersoll-Rand plc, the “Company”) has conducted a reasonable country of origin inquiry regarding the minerals specified by Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “conflict minerals”) necessary to the functionality or production of products manufactured or contracted to manufacture by the Company for the fiscal year ended December 31, 2019. The Company exercised due diligence on the source and chain of custody of its conflict minerals using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at https://www.tranetechnologies.com/en/index/company/doing-business-with-us/conflict-minerals.html.

Item 1.02 Exhibit

The exhibit required by this specialized disclosure report is attached hereto as exhibit 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit	Description
1.01	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRANE TECHNOLOGIES PLC
(Registrant)
/s/ Keith Sultana	May 31, 2020
Keith Sultana Senior Vice President, Supply Chain & Operational Services	(Date)